424(b)(3)
                                                               File #333-160794
PROSPECTUS
                               CEL-SCI CORPORATION
                                  Common Stock

      CEL-SCI Corporation may offer from time to time shares of common stock, preferred stock, convertible preferred stock, promissory notes, convertible notes, rights, warrants, or securities issuable upon the exercise of warrants at an initial offering price not to exceed $34,000,000, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale.

      Specific terms pertaining to the securities offered by this prospectus will be set forth in one or more accompanying prospectus supplements, together with the terms of the offering and the initial price and the net proceeds to CEL-SCI from the sale. The prospectus supplement will set forth, without limitation, the number of shares of common stock or warrants and the terms of the offering and sale of such securities.

      CEL-SCI may sell the securities offered by this prospectus directly, through agents designated from time to time, or through underwriters or dealers. If any agents of CEL-SCI or any underwriters or dealers are involved in the sale of the securities, the names of the agents, underwriters or dealers, any applicable commissions and discounts, and the net proceeds to the Company will be set forth in the applicable prospectus supplement.

      CEL-SCI may not use this prospectus to complete sales of its securities unless this prospectus is accompanied by a prospectus supplement.

      The securities offered by this prospectus are speculative and involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. For a description of certain important factors that should be considered by prospective investors, see "Risk Factors" beginning on page 4 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      CEL-SCI's common stock is traded on the NYSE Amex under the symbol "CVM". On March 11, 2010 the closing price of CEL-SCI's common stock on the NYSE Amex was $0.74.





                    Date of this Prospectus is March 11, 2010


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                               PROSPECTUS SUMMARY

THIS SUMMARY IS QUALIFIED BY THE OTHER INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

CEL-SCI

      CEL-SCI Corporation (CEL-SCI) was formed as a Colorado corporation in 1983. CEL-SCI's principal office is located at 8229 Boone Boulevard, Suite 802, Vienna, VA 22182. CEL-SCI's telephone number is 703-506-9460 and its web site is www.cel-sci.com. CEL-SCI makes its electronic filings with the Securities and Exchange Commission (SEC), including its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports available on its website free of charge as soon as practicable after they are filed or furnished to the SEC.

            CEL-SCI'S PRODUCTS AND "COLD FILL" MANUFACTURING SERVICE

CEL-SCI's business consists of the following:

     1)   Multikine cancer therapy;
     2)   New "cold fill" manufacturing service to the pharmaceutical  industry;
          and
     3) LEAPS technology, with two products, H1N1 swine flu treatment for H1N1 hospitalized patients and CEL-2000, a rheumatoid arthritis treatment vaccine.

MULTIKINE

      CEL-SCI's lead product, Multikine(R), is being developed for the treatment of cancer. It is the first of a new class of cancer immunotherapy drugs called Immune SIMULATORs. It simulates the activities of a healthy person's immune system, which battles cancer every day. Multikine is multi-targeted; it is the only cancer immunotherapy that both kills cancer cells in a targeted fashion and activates the general immune system to destroy the cancer. We believe Multikine is the first immunotherapeutic agent being developed as a first-line standard of care treatment for cancer and it is cleared for a global Phase III clinical trial in advanced primary (previously untreated) head and neck cancer patients.

      Multikine is a new type of immunotherapy in that it is a comprehensive immunotherapy, incorporating both active and passive immune activity. A comprehensive immunotherapy most closely resembles the workings of the natural immune system in the sense that it works on multiple fronts in the battle against cancer. A comprehensive immunotherapy causes a direct and targeted killing of the tumor cells and activates the immune system to produce a more robust and sustainable anti-tumor response.

     Multikine is designed to target the tumor micro-metastases that are mostly responsible for treatment failure. The basic concept is to add Multikine to the current cancer treatments with the goal of making the overall cancer treatment more successful. Phase II data indicated that Multikine treatment resulted in a


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substantial  increase  in the  survival  of  patients.  The lead  indication  is advanced primary (previously untreated) head & neck cancer (about 600,000 new cases per annum). Since Multikine is not tumor specific, it may also be applicable in many other solid tumors.

       The following results were seen in CEL-SCI's last Phase II study conducted with Multikine. This study used the same treatment protocol as will be used in CEL-SCI's Phase III study:

     o 33% improvement in median overall survival: In the last Phase II study a 33% improvement in median overall survival, at a median of 3.5 years post surgery, was seen in patients with locally advanced disease treated with Multikine as first-line therapy (absolute survival rate 63%) as compared to the 3.5 year median overall survival rates of the same cancer patient population determined from a review of 55 clinical trials reported in the scientific literature that were conducted between 1987 and 2007. CEL-SCI's Phase III clinical trial will need to demonstrate a 10% improvement in overall survival for Multikine to be successful.

     o Average of 50% reduction in tumor cells: The three week Multikine treatment regimen used in the last Phase II study killed, on average, approximately half of the cancer cells before the start of standard therapy such as surgery, radiation and chemotherapy (as determined by histopathology).

     o 12% complete response: In 12% of patients the tumor was completely eliminated after only a three week treatment with Multikine (as determined by histopathology).

      In January 2007, the US Food and Drug Administration (FDA) concurred with the initiation of a global Phase III clinical trial in head and neck cancer patients using Multikine. The Canadian regulatory agency, the Biologics and Genetic Therapies Directorate, had previously concurred with the initiation of a global Phase III clinical trial in head and neck cancer patients using Multikine.

      The protocol is designed to develop conclusive evidence of the efficacy of Multikine in the treatment of advanced primary (previously untreated) squamous cell carcinoma of the oral cavity (head and neck cancer). A successful outcome from this trial should enable CEL-SCI to apply for a Biologics License to market Multikine for the treatment of this patient population.

      The trial will test the hypothesis that Multikine treatment administered prior to the current standard therapy for head and neck cancer patients (surgical resection of the tumor and involved lymph nodes followed by radiotherapy or radiotherapy and concurrent chemotherapy) will extend the overall survival, enhance the local/regional control of the disease and reduce the rate of disease progression in patients with advanced oral squamous cell carcinoma.

      CEL-SCI has an agreement with Orient Europharma of Taiwan which provides Orient Europharma with the exclusive marketing rights to Multikine for all cancer indications in Taiwan, Singapore, Hong Kong, Malaysia, South Korea, the Philippines, Australia and New Zealand. The agreement requires Orient Europharma


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to fund the clinical trials needed to obtain marketing approvals in these countries for head and neck cancer, naso-pharyngeal cancer and potentially cervical cancer.

      CEL-SCI has an agreement with Teva Pharmaceutical Industries, Ltd., which provides Teva with the exclusive license to market and distribute CEL-SCI's cancer drug Multikine in Israel and Turkey. Pursuant to the agreement, Teva will participate in CEL-SCI's upcoming Phase III clinical trial and will fund a portion of the Phase III trial in Israel.

      Effective March 6, 2009, CEL-SCI entered into a licensing agreement with Byron Biopharma LLC ("Byron") under which CEL-SCI granted Byron an exclusive license to market and distribute Multikine in the Republic of South Africa.

      Pursuant to the agreement, Byron will be responsible for registering the product in South Africa. Once Multikine has been approved for sale, CEL-SCI will be responsible for manufacturing the product, while Byron will be responsible for sales in South Africa. Revenues will be divided equally between CEL-SCI and Byron. To maintain the license Byron, among other requirements, was required to pay $125,000 to CEL-SCI before March 15, 2010.
Byron made the $125,000 payment on March 8, 2010.

     However, before starting the Phase III trial, CEL-SCI needed to build a dedicated manufacturing facility to produce Multikine. CEL-SCI estimates the cost of the Phase III trial, with the exception of the parts that will be paid
by  its  licensees  Teva   Pharmaceuticals   and  Orient  Europharma,   to  be
approximately $20,000,000. Since CEL-SCI recently obtained substantial financing, CEL-SCI is moving forward rapidly to launch its global Phase III clinical trial.

UNIQUE COLD FILL CONTRACT MANUFACTURING SERVICE TO BE OFFERED AT CEL-SCI'S NEW MANUFACTURING FACILITY

      In October 2008, CEL-SCI took over its new, state-of-the-art manufacturing facility. This facility, leased from a third party, will be used to manufacture Multikine for CEL-SCI's Phase III clinical trial. Located near Baltimore, MD, it was designed over several years, and was built out to CEL-SCI's specifications during the past two years. CEL-SCI leased this specially designed and built out facility, rather than having Multikine produced by a third party on a contract basis, since regulatory agencies prefer that the same facility be used to manufacture Multikine for both the Phase III trials and commercial sales, assuming the Phase III trial is successful. As is customary with large, complex construction projects, the manufacturing facility required a number of construction, utility and equipment adjustments as well as "punch list" items that required additional time to complete. This resulted in a gap between the time when CEL-SCI took over the facility and the time when validations and other CEL-SCI specific activities could commence. In addition to using this facility to manufacture Multikine, CEL-SCI will offer the use of the facility as a service to pharmaceutical companies and others, particularly those that need to "fill and finish" their drugs in a cold environment (4 degrees Celsius, or approximately 39 degrees Fahrenheit). Fill and finish is the process of filling injectable drugs in a sterile manner and is a key part of the manufacturing process for many medicines.


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

      The fastest area of growth in the biopharmaceutical and pharmaceutical markets is biologics, and most recently stem cell products. These compounds and therapies are derived from or mimic human cells or proteins and other molecules (e.g., hormones, etc.). Nearly all of the major drugs developed for unmet medical needs (e.g., Avastin(R), Erbitux(R), Rituxan(R), Herceptin(R), Copaxon(R), etc.) are biologics. Biologics are usually very sensitive to heat and quickly lose their biological activity if exposed to room or elevated temperature. Room or elevated temperatures may also affect the shelf-life of a biologic with the result that the product cannot be stored for as long as desired. However, these products do not generally lose activity when kept at 4 degrees Celsius.

      The FDA and other regulatory agencies require a drug developer to demonstrate the safety, purity and potency of a drug being produced for use in humans. When filling a product at 4 degrees Celsius, minimal to no biological losses occur and therefore the potency of the drug is maintained throughout the final critical step of the drug's manufacturing process. If the same temperature sensitive drug is instead aseptically filled at room temperature, expensive and time consuming validation studies must be conducted, first, to be able to obtain a complete understanding of the product's potency loss during the room temperature fill process, and second, to create solutions to the drug's potency losses, which require further testing and validation.

       CEL-SCI's unique, cold aseptic filling suite can be operated at temperatures between 2 degrees Celsius and room temperatures, and at various humidity levels. CEL-SCI's aseptic filling suites are maintained at FDA and EU ISO classifications of 5/6. CEL-SCI also has the capability to formulate, inspect, label and package biologic products at cold temperatures.

      Since a 4 degrees Celsius fill and finish process can save drug manufacturers time and money, CEL-SCI believes it will be able to charge approximately $150,000 for an eight hour fill and finish "run".

      CEL-SCI's lease on the manufacturing facility expires on October 31, 2028. Since October 2008. CEL-SCI has been required to make monthly base rent payments of $131,250. Beginning October 31, 2009, the annual base rent escalates each year at 3%. CEL-SCI is also required to pay all real and personal property taxes, insurance premiums, maintenance expenses, repair costs and utilities associated with the building, which were approximately $33,000 per month as of the date of this prospectus.

      In December 2008, CEL-SCI was not in compliance with certain lease requirements (i.e., failure to pay an installment of rent). However, the landlord did not declare CEL-SCI formally in default under the terms of the lease and renegotiated the lease. In January 2009, as part of an amended lease agreement, CEL-SCI repriced the 3,000,000 warrants issued to the landlord in July 2007 at $1.25 per share and which were to expire on July 12, 2013. These warrants were repriced at $0.75 per share and now expire on January 26, 2014. In addition, 787,500 additional warrants were issued to the landlord. The warrants are exercisable at a price of $0.75 per share and expire on January 26, 2014. In 2009 CEL-SCI issued the landlord an additional 2,296,875 warrants in accordance


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with the amendment to the lease. As of the date of this prospectus CEL-SCI was in compliance with the lease and has received a refund of $1,575,000 previously deposited with the landlord.

      Before the manufacturing facility can be used to produce drugs on a contract basis for others, the manufacturing facility must be tested to insure that the facility is operating properly. CEL-SCI started this process in July 2009. The validation of the manufacturing facility was completed in January 2010.

      CEL-SCI does not know of any other facility in the United States which is able to provide cold 4 degrees Celsius finish and fill services on a contract basis.

LEAPS

      CEL-SCI's patented T-cell Modulation Process uses "heteroconjugates" to direct the body to choose a specific immune response. The heteroconjugate technology, referred to as L.E.A.P.S. (Ligand Epitope Antigen Presentation System), is intended to selectively stimulate the human immune system to more effectively fight bacterial, viral and parasitic infections as well as autoimmune, allergies, transplantation rejection and cancer, when it cannot do so on its own. Administered like vaccines, LEAPS combines T-cell binding ligands with small, disease associated, peptide antigens and may provide a new method to treat and prevent certain diseases.

      The ability to generate a specific immune response is important because many diseases are often not combated effectively due to the body's selection of the "inappropriate" immune response. The capability to specifically reprogram an immune response may offer a more effective approach than existing vaccines and drugs in attacking an underlying disease.

      Using its LEAPS technology, CEL-SCI has pioneered development of its L.E.A.P.S. flu constructs, which could have the potential to provide a treatment or a vaccine against what is commonly referred to as the H1N1 flu or "swine flu". CEL-SCI has begun pre-clinical formulation, evaluation and testing of its initial H1N1 development candidates, which are directed at targeting "mutated" versions of H1N1 swine flu and other influenza viruses. This development program is being pursued based upon the reasonable belief in the public-health community that the influenza virus may mutate and evolve between now and the next winter flu season. In conjunction with the testing, CEL-SCI has produced several L.E.A.P.S. flu development candidates that focus on the conserved, non changing epitopes of the different strains of Type A Influenza viruses (H1N1, H5N1, H3N1, etc.), including "swine", "avian or bird", and "Spanish Influenza", in order to minimize the chance of viral "escape by mutations" from immune recognition. CEL-SCI's lead investigational L.E.A.P.S. treatment, LEAPS-H1N1 contains epitopes known to be associated with immune protection against influenza in animal models.

      On September 16, 2009, CEL-SCI announced that the U.S. Food and Drug Administration had indicated that CEL-SCI could proceed with its first clinical trial to evaluate the effect of LEAPS-H1N1 treatment on the white blood cells of hospitalized H1N1 patients. This followed an expedited initial review of CEL-SCI's regulatory submission for this study proposal. Following completion of


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manufacturing, the initiation of this first study was subject to review and approval by the Institutional Review Board of any hospital participating in the study.

      On November 6, 2009, CEL-SCI announced that an Institutional Review Board of The Johns Hopkins University School of Medicine had given clearance for CEL-SCI's first clinical study using LEAPS-H1N1to proceed at Johns Hopkins. CEL-SCI announced the start of this first clinical study on November 18, 2009. This initial study will involve taking blood from 20 hospitalized, laboratory-confirmed H1N1 patients and activating their cells with the LEAPS-H1N1 investigational therapy in order to assess the cells' response as the basis for the planned future treatment of this patient population under a next-stage clinical trial protocol. In parallel, the study will involve taking blood from 20 healthy individuals not infected with H1N1 and activating their cells with the LEAPS-H1N1 investigational therapy to serve as a control for the patient group in the study.

      To fully consider a next-stage clinical trial to evaluate LEAPS-H1N1 treatment of hospitalized patients with laboratory-confirmed H1N1 Pandemic Flu under an Exploratory IND, the FDA has asked CEL-SCI to submit a detailed follow-up regulatory filing with extensive additional data. Thus, in parallel with preparing for this first study, CEL-SCI is proceeding on an expedited basis to complete this next submission. Recognizing that it cannot proceed with its next-stage clinical trial without the FDA's concurrence, CEL-SCI anticipates engaging in a detailed dialogue with the FDA regarding the proposed LEAPS-H1N1 clinical-development program following this future filing.

      With its LEAPS technology CEL-SCI also discovered a second peptide named CEL-2000, a potential rheumatoid arthritis vaccine. The data from animal studies of rheumatoid arthritis using the CEL-2000 treatment vaccine demonstrated that CEL-2000 is an effective treatment against arthritis with fewer administrations than those required by other anti-rheumatoid arthritis treatments, including Enbrel(R). CEL-2000 is also potentially a more disease type specific therapy, is calculated to be significantly less expensive and may be useful in patients unable to tolerate or who may not be responsive to existing anti-arthritis therapies.

      None of the products or vaccines which are in development using the LEAPS technology have been approved by the FDA or any other government agency. Before obtaining marketing approval from the FDA in the United States, and by comparable agencies in most foreign countries, these product candidates must undergo rigorous preclinical and clinical testing which is costly and time consuming and subject to unanticipated delays. There can be no assurance that these approvals will be granted.


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GENERAL

      All of CEL-SCI's products are in the development stage. As of the date of this prospectus, CEL-SCI was not receiving any revenues from the sale of Multikine or any other products which CEL-SCI was developing.

      CEL-SCI does not expect to develop commercial products for several years, if at all. CEL-SCI has had operating losses since its inception, had an accumulated deficit of approximately $153,124,000 at December 31, 2009 and expects to incur substantial losses for the foreseeable future.

      CEL-SCI's executive offices are located at 8229 Boone Blvd., #802, Vienna, Virginia 22182, and its telephone number is (703) 506-9460.

THE OFFERING

Securities Offered:

      CEL-SCI may offer from time to time shares of common stock, preferred stock, promissory notes, convertible notes, rights and warrants at an initial offering price not to exceed $34,000,000, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale. CEL-SCI may not use this prospectus to complete sales of its securities unless this prospectus is accompanied by a prospectus supplement. See the "Plan of Distribution" section of this prospectus for additional information concerning the manner in which CEL-SCI's securities may be offered.

Common Stock Outstanding:   As of February 28, 2010, CEL-SCI
                            had 204,243,843 outstanding shares of common stock.
                            The number of outstanding shares does not give effect to shares which may be issued upon the exercise and/or conversion of options, warrants or other convertible securities. See "Comparative Share
                            Data" for more information.

Risk  Factors:              The purchase of the securities offered by
                            this prospectus involves a high degree of risk. Risk factors include the lack of revenues and history of loss, need for additional capital and need for FDA approval. See the "Risk Factors" section of this prospectus for additional Risk Factors.

NYSE AMEX Symbol:           CVM

     This prospectus contains various forward-looking statements that are based on CEL-SCI's beliefs as well as assumptions made by and information currently available to CEL-SCI. When used in this prospectus, the words "believe", "expect", "anticipate", "estimate" and similar expressions are intended to identify forward-looking statements. Such statements may include statements regarding seeking business opportunities, payment of operating expenses, and the like, and are subject to certain risks, uncertainties and assumptions which could cause actual results to differ materially from projections or estimates.


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Factors which could cause actual  results to differ  materially are discussed at length under the heading "Risk Factors". Should one or more of the enumerated risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Investors should not place undue reliance on forward-looking statements, all of which speak only as of the date made.

                                  RISK FACTORS

      Investors should be aware that this offering involves the risks described below, which could adversely affect the price of CEL-SCI's common stock. In addition to the other information contained in this prospectus, the following factors should be considered carefully in evaluating an investment in the securities offered by this prospectus.

Risks Related to CEL-SCI

Since CEL-SCI has earned only limited revenues and has a history of losses, CEL-SCI will require additional capital to remain in operation.

    CEL-SCI has had only limited revenues since it was formed in 1983. Since the date of its formation and through December 31, 2009. CEL-SCI incurred net losses of approximately $137,000,000. CEL-SCI has relied principally upon the proceeds of public and private sales of its securities to finance its activities to date. All of CEL-SCI's potential products, with the exception of Multikine, are in the early stages of development, and any commercial sale of these products will be many years away. Even potential product sales from Multikine are many years away as cancer trials can be lengthy. Accordingly, CEL-SCI expects to incur substantial losses for the foreseeable future.

Since CEL-SCI does not intend to pay dividends on its common stock, any return to investors will come only from potential increases in the price of CEL-SCI's common stock.

      At the present time, CEL-SCI intends to use available funds to finance CEL-SCI's operations. Accordingly, while payment of dividends rests within the discretion of the Board of Directors, no common stock dividends have been declared or paid by CEL-SCI and CEL-SCI has no intention of paying any common stock dividends.

If CEL-SCI cannot obtain additional capital, CEL-SCI may have to postpone development and research expenditures which will delay CEL-SCI's ability to produce a competitive product. Delays of this nature may depress the price of CEL-SCI's common stock.

      Clinical and other studies necessary to obtain approval of a new drug can be time consuming and costly, especially in the United States, but also in foreign countries. CEL-SCI's estimates of the costs associated with future clinical trials and research may be substantially lower than the actual costs of


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these activities. The different steps necessary to obtain regulatory approval, especially that of the Food and Drug Administration, involve significant costs and may require several years to complete. CEL-SCI expects that it will need substantial additional financing over an extended period of time in order to fund the costs of future clinical trials, related research, and general and administrative expenses.


      The extent of CEL-SCI's clinical trials and research programs are primarily based upon the amount of capital available to CEL-SCI and the extent to which CEL-SCI has received regulatory approvals for clinical trials. CEL-SCI is currently in the process of establishing estimates of the future costs of the Phase III clinical trial.

      In December 2008, CEL-SCI entered into an equity line of credit agreement with Ascendiant Capital Group, LLC in order to establish a possible source of funding for CEL-SCI. The equity line of credit agreement establishes what is sometimes referred to as an equity drawdown facility. Although Ascendiant, under the equity line of credit agreement, has agreed to provide CEL-SCI with up to $5,000,000 of funding prior to January 6, 2011, there is no guarantee that Ascendiant will be able to provide the full $5,000,000 of funding if required by CEL-SCI.

      The inability of CEL-SCI to conduct clinical trials or research, whether due to a lack of capital or regulatory approval, will prevent CEL-SCI from completing the studies and research required to obtain regulatory approval for any products which CEL-SCI is developing.

No definite plan for marketing of Multikine has been established.

     CEL-SCI has not established a definitive plan for marketing nor has it established a price structure for CEL-SCI's saleable products. However, CEL-SCI intends, if CEL-SCI is in a position to begin commercialization of its products, to sell Multikine itself in certain markets and to enter into written marketing agreements with various major pharmaceutical firms with established sales forces. The sales forces in turn would probably target CEL-SCI's products to cancer centers, physicians and clinics involved in head and neck cancer.


      CEL-SCI may encounter problems, delays and additional expenses in developing marketing plans with outside firms. In addition, even though Multikine should be very cost effective to use if proven to increase overall survival, CEL-SCI may experience other limitations involving the proposed sale of its products, such as uncertainty of third-party reimbursement. There is no assurance that CEL-SCI can successfully market any products which they may develop or market them at competitive prices.

Potential Future Dilution

      To raise additional capital CEL-SCI may have to sell shares of its common stock or securities convertible into common stock at prices that may be below the prevailing market price of CEL-SCI's common stock at the time of sale. The issuance of additional shares will have a dilutive impact on other stockholders and could have a negative effect on the market price of CEL-SCI's common stock.


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Multikine is made from components of human blood which involves inherent risks that may lead to product destruction or patient injury which could materially harm CEL-SCI's financial results, reputation and stock price.

      Multikine is made, in part, from components of human blood. There are inherent risks associated with products that involve human blood such as possible contamination with viruses, including Hepatitis or HIV. Any possible contamination could require CEL-SCI to destroy batches of Multikine or cause injuries to patients who receive the product thereby subjecting CEL-SCI to possible financial losses and harm to its business.

Although CEL-SCI has product liability insurance for Multikine, the successful prosecution of a product liability case against CEL-SCI could have a materially adverse effect upon its business if the amount of any judgment exceeds CEL-SCI's insurance coverage.

      Although no claims have been brought to date, participants in CEL-SCI's clinical trials could bring civil actions against CEL-SCI for any unanticipated harmful effects arising from the use of Multikine or any drug or product that CEL-SCI may try to develop.

CEL-SCI's directors are allowed to issue shares of preferred stock with provisions that could be detrimental to the interests of the holders of CEL-SCI's common stock.

     The provisions in CEL-SCI's Articles of Incorporation relating to CEL-SCI's preferred stock would allow CEL-SCI's directors to issue preferred stock with rights to multiple votes per share and dividend rights which would have priority over any dividends paid with respect to CEL-SCI's common stock. The issuance of preferred stock with such rights may make more difficult the removal of management even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

Risks Related to Government Approvals

CEL-SCI's product candidates must undergo rigorous preclinical and clinical testing and regulatory approvals, which could be costly and time-consuming and subject CEL-SCI to unanticipated delays or prevent CEL-SCI from marketing any products.

      Therapeutic agents, drugs and diagnostic products are subject to approval, prior to general marketing, from the FDA in the United States and by comparable agencies in most foreign countries. Before obtaining marketing approval, these product candidates must undergo rigorous preclinical and clinical testing which is costly and time consuming and subject to unanticipated delays. There can be no assurance that such approvals will be granted.

     CEL-SCI cannot be certain when or under what conditions it will undertake further clinical trials, including the Phase III clinical trial for Multikine. The clinical trials of CEL-SCI's product candidates may not be completed on schedule, the FDA or foreign regulatory agencies may order CEL-SCI to stop or modify its research or these agencies may not ultimately approve any of CEL-SCI's product candidates for commercial sale. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of CEL-SCI's product candidates. The data collected from CEL-SCI's clinical trials may not be sufficient to support regulatory approval of its various product candidates, including Multikine. CEL-SCI's failure to adequately demonstrate the safety and efficacy of any of its product candidates would delay or prevent regulatory approval of its product candidates in the United States, which could prevent CEL-SCI from achieving profitability.

      The requirements governing the conduct of clinical trials, manufacturing, and marketing of CEL-SCI's product candidates, including Multikine, outside the United States can vary from country to country. Foreign approvals may take longer to obtain than FDA approvals and can require, among other things, additional testing and different trial designs. Foreign regulatory approval processes include all of the risks associated with the FDA approval processes. Some of those agencies also must approve prices for products approved for marketing. Approval of a product by the FDA does not ensure approval of the same product by the health authorities of other countries. In addition, changes in regulatory policy in the US or in foreign countries for product approval during the period of product development and regulatory agency review of each submitted new application may cause delays or rejections.

      CEL-SCI has only limited experience in filing and pursuing applications necessary to gain regulatory approvals, which may impede its ability to obtain timely approvals from the FDA or foreign regulatory agencies, if at all. CEL-SCI will not be able to commercialize Multikine and other product candidates until it has obtained regulatory approval, and any delay in obtaining, or inability to obtain, regulatory approval could harm its business. In addition, regulatory authorities may also limit the types of patients to which CEL-SCI or others may market Multikine or CEL-SCI's other products.

       Any failure to obtain or any delay in obtaining required regulatory approvals may adversely affect the ability of CEL-SCI or potential licensees to successfully market any products they may develop.

Even if CEL-SCI obtains regulatory approval for its product candidates, CEL-SCI will be subject to stringent, ongoing government regulation.

      If CEL-SCI's products receive regulatory approval, either in the United States or internationally, CEL-SCI will be subject to extensive regulatory requirements. These regulations are wide-ranging and govern, among other things:

     o    product design, development and manufacture;
     o    adverse drug experience;
     o    product advertising and promotion;
     o    product   manufacturing,   including   good   manufacturing   practice
          requirements; record keeping requirements;
     o registration and listing of CEL-SCI's establishments and products with the FDA and certain state agencies;

     o    product storage and shipping;
     o    drug sampling and distribution requirements;
     o    electronic record and signature requirements; and
     o    labeling changes or modifications.

      CEL-SCI and any third-party manufacturers or suppliers must continually adhere to federal regulations setting forth requirements, known as current Good Manufacturing Practices, or cGMPs, and their foreign equivalents, which are enforced by the FDA and other national regulatory bodies through their facilities inspection programs. If CEL-SCI's facilities, or the facilities of its contract manufacturers or suppliers, cannot pass a pre-approval plant inspection, the FDA will not approve the marketing applications of CEL-SCI's product candidates. In complying with cGMP and foreign regulatory requirements, CEL-SCI and any of its potential third-party manufacturers or suppliers will be obligated to expend time, money and effort in production, record-keeping and quality control to ensure that its products meet applicable specifications and other requirements. State regulatory agencies and the regulatory agencies of other countries have similar requirements.

     If CEL-SCI does not comply with regulatory requirements at any stage, whether before or after marketing approval is obtained, it may be subject to license suspension or revocation, criminal prosecution, seizure, injunction, fines, or be forced to remove a product from the market or experience other adverse consequences, including restrictions or delays in obtaining regulatory marketing approval, which could materially harm CEL-SCI's financial results, reputation and stock price. Additionally, CEL-SCI may not be able to obtain the labeling claims necessary or desirable for product promotion. CEL-SCI may also be required to undertake post-marketing trials. In addition, if CEL-SCI or other parties identify adverse effects after any of CEL-SCI's products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn. CEL-SCI may be required to reformulate its products, conduct additional clinical trials, make changes in its product's labeling or indications of use, or submit additional marketing applications to support these changes. If CEL-SCI encounters any of the foregoing problems, its business and results of operations will be harmed and the market price of our common stock may decline.

      Also, the extent of adverse government regulations which might arise from future legislative or administrative action cannot be predicted. Without government approval, CEL-SCI will be unable to sell any of its products.

Risks Related to Intellectual Property

CEL-SCI may not be able to achieve or maintain a competitive position and other technological developments may result in CEL-SCI's proprietary technologies becoming uneconomical or obsolete.

     The biomedical field in which CEL-SCI is involved is undergoing rapid and significant technological change. The successful development of therapeutic agents from CEL-SCI's compounds, compositions and processes through CEL-SCI-financed research, or as a result of possible licensing arrangements with pharmaceutical or other companies, will depend on its ability to be in the technological forefront of this field.

      Many companies are working on drugs designed to cure or treat cancer and have substantial financial, research and development, and marketing resources and are capable of providing significant long-term competition either by establishing in-house research groups or by forming collaborative ventures with other entities. In addition, smaller companies and non-profit institutions are active in research relating to cancer and infectious diseases.

CEL-SCI's patents might not protect CEL-SCI's technology from competitors, in which case CEL-SCI may not have any advantage over competitors in selling any products which it may develop.

      Certain aspects of CEL-SCI's technologies are covered by U.S. and foreign patents. In addition, CEL-SCI has a number of new patent applications pending. There is no assurance that the applications still pending or which may be filed in the future will result in the issuance of any patents. Furthermore, there is no assurance as to the breadth and degree of protection any issued patents might afford CEL-SCI. Disputes may arise between CEL-SCI and others as to the scope and validity of these or other patents. Any defense of the patents could prove costly and time consuming and there can be no assurance that CEL-SCI will be in a position, or will deem it advisable, to carry on such a defense. Other private and public concerns, including universities, may have filed applications for, or may have been issued, patents and are expected to obtain additional patents and other proprietary rights to technology potentially useful or necessary to CEL-SCI. The scope and validity of such patents, if any, the extent to which CEL-SCI may wish or need to acquire the rights to such patents, and the cost and availability of such rights are presently unknown. Also, as far as CEL-SCI relies upon unpatented proprietary technology, there is no assurance that others may not acquire or independently develop the same or similar technology.

Risks Related to CEL-SCI's Common Stock

Since the market price for CEL-SCI's common stock is volatile, investors may not be able to sell any of CEL-SCI's shares at a profit.

      The market price of CEL-SCI's common stock, as well as the securities of other biopharmaceutical and biotechnology companies, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. During the twelve months ended September 30, 2009, CEL-SCI's stock price has ranged from a low of $0.14 per share to a high of $2.10 per share. Factors such as fluctuations in CEL-SCI's operating results, announcements of technological innovations or new therapeutic products by CEL-SCI or its competitors, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of products developed by CEL-SCI or other biotechnology and pharmaceutical companies, and general market conditions may have a significant effect on the future market price of CEL-SCI's common stock.

Shares issuable upon the conversion of a note or upon the exercise of outstanding warrants and options may substantially increase the number of shares available for sale in the public market and may depress the price of CEL-SCI's common stock.

      CEL-SCI has an outstanding convertible note, as well as options and warrants, which as of February 28, 2010, could potentially allow the holders to acquire approximately 84,400,000 additional shares of its common stock. Until the options and warrants expire, and the convertible note is repaid, the holders will have an opportunity to profit from any increase in the market price of CEL-SCI's common stock without assuming the risks of ownership. Holders of convertible notes, options and warrants may convert or exercise these securities at a time when CEL-SCI could obtain additional capital on terms more favorable than those provided by the options. The conversion of the notes or the exercise of the options and warrants will dilute the voting interest of the owners of presently outstanding shares by adding a substantial number of additional shares of CEL-SCI's common stock.

      CEL-SCI has filed, or plans to file, registration statements with the Securities and Exchange Commission so that substantially all of the shares of common stock which are issuable upon the exercise of outstanding options and warrants may be sold in the public market. The sale of common stock issued or issuable upon the exercise of the warrants described above, or the perception that such sales could occur, may adversely affect the market price of CEL-SCI's common stock.

     An unknown number of shares of common stock, which may be sold by means of a separate registration statement, are issuable under an equity line of credit arrangement with Ascendiant Capital Group, Inc. As CEL-SCI sells shares of its common stock to Ascendiant under the equity line of credit, and Ascendiant sells the common stock to third parties, the price of CEL-SCI's common stock may decrease due to the additional shares in the market. Since shares sold pursuant to the equity line will be sold at a 9% discount to the market price of CEL-SCI's common stock at the time of any draw down, the discount may result in a further decrease in the market price of CEL-SCI's common stock. If CEL-SCI decides to draw down on the equity line of credit as the price of its common stock decreases, CEL-SCI will be required to issue more shares of its common stock for any given dollar amount invested by Ascendiant, subject to the minimum selling price specified by CEL-SCI. The more shares that are issued under the equity line of credit, the more CEL-SCI's then outstanding shares will be diluted and the more CEL-SCI's stock price may decrease. Any decline in the price of CEL-SCI's common stock may encourage short sales, which could place further downward pressure on the price of CEL-SCI's common stock. Short selling is a practice of selling shares which are not owned by a seller with the expectation that the market price of the shares will decline in value after the sale.

Claims by the former holders of CEL-SCI's Series K notes may potentially result in the issuance of additional shares of CEL-SCI's common stock and the payment of damages.

     In August 2006, CEL-SCI sold Series K notes, plus Series K warrants, to a group of private investors. The notes were convertible into shares of CEL-SCI's common stock. In connection with the sale of the Series K notes, the Series K note holders were granted a security interest in substantially all of CEL-SCI's assets. One of the Series K note holders, Iroquois Master Fund Ltd., has indicated that it believes the conversion price of the Series K notes, as well as the exercise price of the Series K warrants, should be $0.20 as opposed to $0.40. It is CEL-SCI's position that the correct conversion price was $0.40 and the correct exercise price of the warrants is $0.40.

      On October 21, 2009, Iroquois filed suit against CEL-SCI. In its complaint, alleging breach of contract, breach of fiduciary duty, conversion, and negligence, Iroquois seeks actual and punitive damages, the issuance by CEL-SCI of additional shares and warrants, and a ruling by the court that the conversion price of the notes and the exercise price of the warrants are both $0.20. See the section of this prospectus entitled "Legal Proceedings" for more information.

                             COMPARATIVE SHARE DATA

                                                  Number of Shares

Shares outstanding as of February 28, 2010          204,243,843

Shares to be sold in this offering:                     Unknown


      The number of shares outstanding as of February 28, 2010 excludes shares which may be issued upon the exercise of the options or warrants described below.

Other Shares Which May Be Issued:
                                                        Number of       Note
                                                         Shares       Reference

   Shares issuable upon exercise of Series L
      and M warrants                                   11,973,337         A

   Shares issuable upon the exercise of the
     Series K warrants                                  2,957,930         B

   Shares issuable upon the exercise of the
      Series N warrants                                 3,890,782         C

   Shares issuable upon the exercise of the
      Series O warrants                                 7,500,000         D

   Shares issuable upon the exercise of warrants
     held by private investors                          8,776,875         E

   Shares issuable upon exercise of options granted
     to CEL-SCI's officers,  directors, employees,
     consultants, and third parties                    30,411,840         F

   Shares issuable upon exercise of Series A warrants   1,303,472         G

                                                        Number of       Note
                                                         Shares       Reference

   Shares issuable upon conversion of loan payable to
     officer and director                               2,760,142         H

   Shares issuable upon exercise of warrants held by
     officer and director                               3,497,539         H

   Shares issuable upon exercise of Series B warrants     500,000         I

   Shares issuable upon exercise of Series C warrants   5,392,217         J

   Shares issuable upon exercise of Series D warrants   4,714,284         K

   Shares issuable upon exercise of Series E warrants     714,286         K


A. In April 2007, CEL-SCI sold 20,000,000 Units to Korral Partners, an institutional investor, for $15,000,000. Each Unit was priced at $0.75 and consisted of one share of CEL-SCI's common stock, one-half of a Series L warrant and one-half of a Series M warrant. Immediately after this sale Korral Partners sold the 20,000,000 shares of CEL-SCI's common stock and the 10,000,000 Series M warrants to 19 foreign investors. Korral Partners retained the 10,000,000 Series L warrants.

      Pursuant to a previously granted right of participation two investors in CEL-SCI's August 2006 financing purchased 43,333 Units, which were identical to the Units sold to Korral Partners, at a price of $0.75 per Unit.

      Each Series L warrant allows the holder to purchase one share of CEL-SCI's common stock for $0.75. Each Series M warrant allows the holder to purchase one share of CEL-SCI's common stock for $2.00. The Series L and M warrants expire on April 17, 2012.

      In September 2008, 2,250,000 of the Series L warrants were repriced to $0.56 and their expiration date was extended one year to April 17, 2013.

      As of February 28, 2010, 8,069,998 Series L warrants had been exercised.

B. In August 2006, CEL-SCI sold Series K convertible notes, plus Series K warrants, to independent private investors for $8,300,000. The notes were convertible into shares of CEL-SCI's common stock. As of the date of this prospectus all of the Series K notes had either been repaid or had been converted into shares of CEL-SCI's common stock.

     As of February 28, 2010, 8,888,874 Series K warrants had been exercised. The remaining Series K warrants allow the holders to purchase up to 2,957,930 shares of CEL-SCI's common stock at a price of $0.40 per share at any time prior to February 4, 2012. If CEL-SCI sells any additional shares of common stock, or any securities convertible into common stock at a price below the $0.40, the warrant exercise price will be lowered to the price at which the shares were sold or the lowest price at which the securities are convertible, as the case may be.

      One of the Series K note holders, Iroquois Master Fund Ltd., has indicated that it believes the conversion price of the Series K notes, as well as the exercise price of the Series K warrants, should be $0.20 as opposed to $0.40. It is CEL-SCI's position that the correct conversion price was $0.40 and the correct exercise price of the warrants is $0.40.

      On October 21, 2009 Iroquois filed suit against CEL-SCI. In its complaint, alleging breach of contract, breach of fiduciary duty, conversion, and negligence, Iroquois seeks actual and punitive damages, the issuance by CEL-SCI of additional shares and warrants, and a ruling by the court that the conversion price of the notes and the exercise price of the warrants are both $0.20. See the section of this prospectus entitled "Legal Proceedings" for more information.

C. On August 18, 2008, CEL-SCI sold 1,383,389 shares of common stock and 2,075,084 warrants in a private financing for $1,037,500. The shares were sold at $0.75, a significant premium over the closing price of the Company's common stock. In June 2009, an additional 1,166,667 shares and 1,815,698 warrants were issued to the investors. Each warrant entitles the holder to purchase one share of CEL-SCI's common stock at a price of $0.40 per share at any time prior to August 18, 2014. CEL-SCI filed a separate registration statement in August 2009 to register the shares issuable upon the exercise of these warrants.

D. On March 27, 2009, CEL-SCI sold 3,750,000 Units as further consideration under a licensing agreement to Byron Biopharma at a price of $0.20 per Unit. Each Unit consisted of one share of CEL-SCI's common stock and two warrants. Each warrant entitles the holder to purchase one share of CEL-SCI's common stock at a price of $0.25 per share. The warrants will be exercisable at any time after September 8, 2009 and prior to March 6, 2016. The shares of common stock included as a component of the Units were registered by CEL-SCI under the Securities Act of 1933. CEL-SCI filed a separate registration statement in August 2009 to register the shares issuable upon the exercise of these warrants.

E. Between May 30, 2003 and July 8, 2009, CEL-SCI sold shares of its common stock in private transactions. In some cases warrants were issued as part of the financings. The names of the warrant holders and the terms of the warrants are shown below:

                                         Shares Issuable
                               Issue     Upon Exercise     Exercise   Expiration
Warrant Holder                  Date       of Warrants      Price        Date

Eastern Biotech               5/30/2003      400,000       $ 0.47     5/30/2013
Cher Ami Holdings             7/18/2005      375,000       $ 0.65     7/18/2011
Cher Ami Holdings              2/9/2006      150,000       $ 0.56     2/09/2011
Eastern Biotech               4/17/2006      800,000       $ 1.25     6/30/2013
Cher Ami Holdings             5/18/2006      800,000       $ 0.82     5/17/2011
VIF II CEL-SCI Partners, LLC    1/26/09    3,787,500       $ 0.75     1/26/2014

VIF II CEL-SCI Partners, LL    C6/30/09    2,296,875       $ 0.75     6/30/2014
Christian Schleuning             7/8/09      167,500       $ 0.50    12/24/2014
                                          ----------
                                           8,776,875

      The shares of common stock issuable upon the exercise of these warrants are being registered by means of a separate registration statement.

F. The options are exercisable at prices ranging from $0.16 to $4.50 per share. CEL-SCI may also grant options to purchase additional shares under its Incentive Stock Option and Non-Qualified Stock Option Plans.

G. Between June 29 and July 1, 2009, CEL-SCI sold 15,099,346 shares of its common stock at a price of $0.40 per share. The investors in this offering also received 10,116,560 Series A warrants. Each Series A warrant entitles the holder to purchase one share of CEL-SCI's common stock. The Series A warrants may be exercised at any time on or after December 24, 2009 and on or prior to December 24, 2014 at a price of $0.50 per share. As of February 28, 2010, 8,813,088 Series A warrants had been exercised.

H. Between December 2008 and June 2009, Maximilian de Clara, CEL-SCI's President and a director, loaned CEL-SCI $1,104,057. The loan was initially payable at the end of March, 2009, but was extended to the end of June, 2009. At the time the loan was due, and in accordance with the loan agreement, CEL-SCI issued Mr. de Clara a warrant which entitles Mr. de Clara to purchase 1,648,244 shares of CEL-SCI's common stock at a price of $0.40 per share. The warrant is exercisable at any time prior to December 24, 2014. Although the loan was to be repaid from the proceeds of CEL-SCI's recent financing. CEL-SCI's Directors deemed it beneficial not to repay the loan and negotiated a second extension of the loan with Mr. de Clara on terms similar to the June 2009 financing. Pursuant to the terms of the second extension the note is now due on July 6, 2014, but, at Mr. de Clara's option, the loan can be converted into shares of CEL-SCI's common stock. The number of shares which will be issued upon any conversion will be determined by dividing the amount to be converted by $0.40. As further consideration for the second extension, Mr. de Clara received warrants which allow Mr. de Clara to purchase 1,849,295 shares of CEL-SCI's common stock at a price of $0.50 per share at any time prior to January 6, 2015. The loan from Mr. de Clara bears interest at 15% per year and is secured by a lien on substantially all of CEL-SCI's assets. CEL-SCI does not have the right to prepay the loan without Mr. de Clara's consent.

I. On August 31, 2009, CEL-SCI borrowed $2,000,000 from two institutional investors. The loans are evidenced by CEL-SCI's Series B promissory notes which were repaid in September 2009. The Series B note holders also received Series B warrants which allow the holders to purchase up to 500,000 shares of CEL-SCI's common stock at a price of $0.68 per share. The Series B warrants may be exercised at any time on or after March 3, 2010 and on or prior to March 3, 2015.

J. On August 20, 2009, CEL-SCI sold 10,784,435 shares of its common stock to a group of private investors for $4,852,995 or $0.45 per share. The investors also received Series C warrants which entitle the investors to purchase 5,392,217 shares of CEL-SCI's common stock. The Series C warrants may be exercised at any time on or after February 20, 2010 and on or prior to February 20, 2015 at a price of $0.55 per share.

K. On September 21, 2009, CEL-SCI Corporation sold 14,285,715 shares of its common stock to a group of private investors for $20,000,000 or $1.40 per share. The investors also received Series D warrants which entitle the investors to purchase up to 4,714,284 shares of CEL-SCI's common stock. The Series D warrants may be exercised at any time prior to September 21, 2011 at a price of $1.50 per share.

      CEL-SCI paid Rodman & Renshaw, LLC, the placement agent for the offering, a cash commission of $1,000,000, as well as an expense reimbursement of $37,500. CEL-SCI also issued Rodman & Renshaw 714,286 Series E warrants. Each Series E warrant will entitle the holder to purchase one share of CEL-SCI's common stock. The Series E warrants may be exercised at any time prior to August 12, 2014 at a price of $1.75 per share.

                        MARKET FOR CEL-SCI'S COMMON STOCK

      As of February 28, 2010, there were approximately 1,100 record holders of CEL-SCI's common stock. CEL-SCI's common stock is traded on the NYSE Amex under the symbol "CVM". Set forth below are the range of high and low quotations for CEL-SCI's common stock for the periods indicated as reported on the NYSE Amex. The market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

        Quarter Ending         High             Low

         12/31/07             $0.64             $0.48
          3/31/08             $0.74             $0.37
          6/30/08             $0.72             $0.60
          9/30/08             $0.78             $0.40

         12/31/08             $0.50             $0.18
          3/31/09             $0.40             $0.14
          6/30/09             $0.80             $0.20
          9/30/09             $2.10             $0.38

         12/31/09             $1.79             $0.85

      Holders of common stock are entitled to receive dividends as may be declared by the Board of Directors out of legally available funds and, in the event of liquidation, to share pro rata in any distribution of CEL-SCI's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. CEL-SCI has not paid any dividends on its common stock and CEL-SCI does not have any current plans to pay any common stock dividends.

     The provisions in CEL-SCI's Articles of Incorporation relating to CEL-SCI's preferred stock would allow CEL-SCI's directors to issue preferred stock with rights to multiple votes per share and dividend rights which would have priority over any dividends paid with respect to CEL-SCI's Common Stock. The issuance of preferred stock with such rights may make more difficult the removal of management even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

      The market price of CEL-SCI's common stock, as well as the securities of other biopharmaceutical and biotechnology companies, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in CEL-SCI's operating results, announcements of technological innovations or new therapeutic products by CEL-SCI or its competitors, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of products developed by CEL-SCI or other biotechnology and pharmaceutical companies, and general market conditions may have a significant effect on the market price of CEL-SCI's common stock.

                              PLAN OF DISTRIBUTION

     CEL-SCI may sell shares of its common stock, preferred stock, convertible preferred stock, promissory notes, convertible notes, rights, or warrants in and/or outside the United States: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The applicable prospectus supplement with respect to the offered securities will set forth the name or names of any underwriters or agents, if any, the purchase price of the offered securities and the proceeds to CEL-SCI from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any compensation paid to a placement agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Notwithstanding  the  above,  the  maximum  commission  or  discount  to be received by any NASD member or independent broker-dealer will not be greater than 10% in connection with the sale of any securities offered by means of this prospectus or any related prospectus supplement, exclusive of any non-accountable expense allowance. Any securities issued by CEL-SCI to any FINRA member or independent broker-dealer in connection with an offering of CEL-SCI's securities will be considered underwriting compensation and may be restricted from sale, transfer, assignment, or hypothecation for a number of months following the effective date of the offering, except to officers or partners
(not directors) of any underwriter or member of a selling group and/or their officers or partners.



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

      CEL-SCI's securities may be sold:

     o    At a fixed price.

     o As the result of the exercise of warrants or the conversion of preferred shares, and at fixed or varying prices, as determined by the terms of the warrants, or convertible securities.

     o    At varying prices in at the market offerings.

     o In privately negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

      If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of securities to be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the offered securities if any are purchased.

     If dealers are utilized in the sale of offered securities in respect of which this prospectus is delivered, CEL-SCI will sell the offered securities to the dealers as principals. The dealers may then resell the offered securities to the public at varying prices to be determined by the dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to the securities sold to the dealers.

     If an agent is used in an offering of offered securities, the agent will be named, and the terms of the agency will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, an agent will act on a best efforts basis for the period of its appointment.

      The securities may be sold directly by CEL-SCI to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities purchased by the institutional investors. The terms of any of the sales, including the terms of any bidding or auction process, will be described in the applicable prospectus supplement.

     CEL-SCI may permit agents or underwriters to solicit offers to purchase its securities at the public offering price set forth in a prospectus supplement pursuant to a delayed delivery arrangement providing for payment and delivery on the date stated in the prospectus supplement. Any delayed delivery contract, when issued, will contain definite fixed price and quantity terms. The obligations of any purchaser pursuant to a delayed delivery contract will not be subject to any market outs or other conditions other than the condition that the delayed delivery contract will not violate applicable law. In the event the securities underlying the delayed delivery contract are sold to underwriters at the time of performance of the delayed delivery contract, those securities will be sold to those underwriters. Each delayed delivery contract shall be subject to CEL-SCI's approval. CEL-SCI will pay the commission indicated in the prospectus supplement to underwriters or agents soliciting purchases of securities pursuant to delayed delivery arrangements accepted by CEL-SCI.

      Notwithstanding the above, while prospectus supplements may provide specific offering terms, or add to or update information contained in this prospectus, any fundamental changes to the offering terms will be made by means of a post-effective amendment.

      Agents, dealers and underwriters may be entitled under agreements entered into with CEL-SCI to indemnification from CEL-SCI against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by such agents, dealers or underwriters.

                            DESCRIPTION OF SECURITIES

Common Stock

      CEL-SCI is authorized to issue 450,000,000 shares of common stock, (the "common stock"). Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding common stock can elect all directors.

      Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of CEL-SCI's assets after payment of liabilities. The board is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

      Holders of common stock do not have preemptive rights to subscribe to additional shares if issued by CEL-SCI. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All of the outstanding shares of common stock are fully paid and non-assessable and all of the shares of common stock offered as a component of the Units will be, upon issuance, fully paid and non-assessable.

Preferred Stock

     CEL-SCI is authorized to issue up to 200,000 shares of preferred stock. CEL-SCI's Articles of Incorporation provide that the Board of Directors has the authority to divide the preferred stock into series and, within the limitations provided by Colorado statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the preferred stock without shareholder approval, the preferred stock could be issued to defend against any attempted takeover of CEL-SCI. As of February 28, 2010, no shares of preferred stock were outstanding.

Warrants Held by Private Investors

      See "Comparative Share Data" for information concerning CEL-SCI's outstanding options, warrants and convertible securities.

Transfer Agent

     Computershare Trust Company, Inc., of Denver, Colorado, is the transfer agent for CEL-SCI's common stock.

                                LEGAL PROCEEDINGS

      Pursuant to a Securities Purchase Agreement dated August 4, 2006, CEL-SCI sold Series K convertible notes, plus Series K warrants, to a group of private investors for $8,300,000. The notes were subsequently paid in full.

    At the holder's option, the Series K notes were convertible into shares of CEL-SCI's common stock equal in number to the amount determined by dividing each $1,000 of note principal to be converted by the conversion price. Initially, the conversion price was $0.86.

    The Series K warrants allow the note holders to purchase shares of CEL-SCI's common stock, initially at a price of $0.95 per share, at any time on or prior to February 4, 2012.

      If CEL-SCI sold any additional shares of common stock, or any securities convertible into common stock, at a price below the then applicable conversion price of the notes or the exercise price of the warrants, the conversion price of the notes and the exercise price of the warrants would be reduced to the price at which the shares were sold or the lowest price at which the securities were convertible, as the case may have been.

      If the warrant exercise price was decreased, the number of shares of common stock issuable upon the exercise of the warrant would be increased proportionately.

      However, the conversion price of the Series K notes, the exercise price of the Series K warrants, and the shares issuable upon the exercise of the warrants would not be adjusted as the result of shares issued in connection with a Permitted Financing, as that term was defined in the Securities Purchase Agreement. A Permitted Financing included shares of common stock issued or sold in connection with a bona fide licensing agreement, the primary purpose of which was not to raise cash.

      In April 2007, the conversion price of the Series K notes and the exercise price of the Series K warrants were reduced to $0.75 per share as a result of shares sold by CEL-SCI below the original conversion price of the notes and the exercise price of the warrants.

      On March 6, 2009, CEL-SCI entered into a licensing agreement with an unrelated third party. In connection with the licensing agreement, CEL-SCI sold shares of its common stock to the third party for $0.20 per share, a premium to the Company's share price at the time.

      In June 2009, the conversion price of the Series K notes and the exercise price of the Series K warrants were reduced to $0.40 per share as a result of shares sold by CEL-SCI below the conversion price of the notes and the exercise price of the warrants.

      As previously disclosed by CEL-SCI in its public filings, one of the Series K note holders, Iroquois Master Fund, Ltd. ("Iroquois") advised CEL-SCI that the conversion price of the Series K notes, as well as the exercise price of the Series K warrants, should be $0.20 since it did not believe that the sale of CEL-SCI's shares of its common stock on March 6, 2009 was a Permitted Financing.

      It is CEL-SCI's position that that the shares sold on March 6, 2009 were sold in connection with a Permitted Financing and did not cause a reduction in the conversion price of the Series K notes or the exercise price of the Series K warrants.

      On October 21, 2009, Iroquois filed suit against CEL-SCI in the United States District Court for the Southern District of New York. In its complaint Iroquois alleges that CEL-SCI is liable for breach of contract, breach of fiduciary duty, conversion, and negligence.

      Through its lawsuit Iroquois is seeking $30 million in actual damages, $90 million in punitive damages, the issuance of an additional 4,264,681 shares of CEL-SCI's common stock, the issuance of warrants to purchase an additional 6,460,757 shares of CEL-SCI's common stock, and a ruling by the court that the conversion price of the notes and the exercise price of the warrants are both $0.20.

      CEL-SCI believes that Iroquois's claims are without merit and plans to defend the lawsuit, denying all of Iroquois' claims.

      If Iroquois prevails in its suit, CEL-SCI may be required to issue approximately 1,166,000 additional shares of common stock and issue approximately 9,616,000 warrants at $0.20 per share to the other holders of the Series K notes and warrants.

                                     EXPERTS

      The financial statements as of September 30, 2009 and 2008 and for each of the three years in the period ended September 30, 2009 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

                                 INDEMNIFICATION

     CEL-SCI's bylaws authorize indemnification of a director, officer, employee or agent of CEL-SCI against expenses incurred by him in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty. In addition, even a director, officer, employee, or agent of CEL-SCI who was found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling CEL-SCI pursuant to the foregoing provisions, CEL-SCI has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                             ADDITIONAL INFORMATION

      CEL-SCI is subject to the requirements of the Securities Exchange Act of l934 and is required to file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of any such reports, proxy statements and other information filed by CEL-SCI can be read and copied at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding CEL-SCI. The address of that site is http://www.sec.gov.

      CEL-SCI will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference below (other than exhibits to these documents, unless the exhibits are specifically incorporated by reference into this prospectus). Requests should be directed to:

                               CEL-SCI Corporation
                             8229 Boone Blvd., #802
                             Vienna, Virginia 22182
                                 (703) 506-9460

      The following documents filed with the Commission by CEL-SCI (Commission File No. 0-11503) are incorporated by reference into this prospectus:

     o Annual Report on Form 10-K for the fiscal year ended September 30, 2009.

     o Proxy Statement relating to September 4, 2009 annual shareholders' meeting

     o    Report on Form10-Q for the three months ended December 31, 2009.

     All documents filed with the Commission by CEL-SCI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Investors are entitled to rely upon information in this prospectus or incorporated by reference at the time it is used by CEL-SCI to offer and sell securities, even though that information may be superseded or modified by information subsequently incorporated by reference into this prospectus.

      CEL-SCI has filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of l933, as amended, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to CEL-SCI and such securities, reference is made to the Registration Statement and to the exhibits filed with the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other documents are summaries which are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and related exhibits may also be examined at the Commission's internet site.

      No dealer salesman or other person has been authorized to give any information or to make any representations, other than those contained in this prospectus. Any information or representation not contained in this prospectus must not be relied upon as having been authorized by CEL-SCI. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any state or other jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of CEL-SCI since the date of this prospectus.




                                TABLE OF CONTENTS

                                                                          Page

Prospectus Summary  .................................                        2
Risk Factors ........................................                        9
Comparative Share Data ..............................                       16
Market for CEL-SCI's Common Stock ...................                       20
Plan of Distribution ................................                       21
Description of Securities ...........................                       23
Legal Proceedings ...................................                       24
Experts .............................................                       25
Indemnification .....................................                       25
Additional Information ..............................                       26


                                  Common Stock

                               CEL-SCI CORPORATION


                                   PROSPECTUS